June 12, 2012

Via EDGAR – CORRESP

Mr. John Cash

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:	Entegris, Inc.

Form 10-K for the fiscal year ended December 31, 2011

File No. 1-32598

Dear Mr. Cash:

This letter responds to your letter of May 29, 2012 with comments upon the above disclosure document filed by Entegris, Inc. (“Entegris” or the “Company”).

This letter will respond to your comments in the order and use the same numerical reference presented in your letter of May 29th. Our response to each comment follows the repetition of your comment. Unless otherwise specified, all numbers referenced herein for disclosure or supplemental information are stated in thousands.

S.E.C. Comment #1.

In future 10-K filings, please revise your segment analysis to provide a comprehensive discussion of the business reasons for changes in the various line items and, in cases where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason on the overall change in the line item. For example, on page 45, you note only that there was an increase in sales volume for all product groups, but you do not disclose the reasons for the increase in sales volumes or how sales of particular product groups impacted overall net sales in this segment. Similarly, with respect to the microenvironments segment, you do not quantify or explain the business reasons for the change in net sales of data storage and 200mm wafer products versus 300mm process and shipper products, and you do not quantify the factors that led to the overall decline in gross profit for this segment, despite the fact that net sales remained relatively flat. Please describe specifically how you will present this analysis in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Entegris Response to S.E.C. Comment # 1:

In future filings on Form 10-K, the Company will provide a comprehensive discussion of the business reasons for changes on various line items, providing quantitative information for each incremental impact where significant and practicable. The Company’s discussions of segment results will focus on factors or events that materially affect a segment’s results, consistent with the Company’s approach to managing and measuring the performance of its business.

Mr. John Cash, Branch Chief

Securities and Exchange Commission

June 12, 2012

Provided below is an example of the type of disclosure concerning the Company’s segment discussion that we would propose to use in future filings, based on an expansion of the Company’s Microenvironments segment’s results for the year ended December 31, 2011 referred to in the Staff’s letter of May 29, 2012 (additions to text underlined or shown as deleted):

For the year ended December 31, 2011, ME net sales remained relatively flat at $182.2 million, versus $182.5 million in the comparable period last year. ME reported a segment profit of $30.0 million for the year ended December 31, 2011 compared with $38.9 million in the comparable period last year, a decrease of 23%.

The change in net sales reflected lower sales of data storage and 200mm wafer products, offset partly by higher sales of 300mm process and shipper products. Data storage products were significantly affected by the flooding in Thailand, a major producer of disk drives. Sales of 200mm process products fell in 2011 from the strong levels reported for these capital-related products in 2010, which reflected the semiconductor industry’s recovery from the 2008/2009 downturn amidst the global economic recession. We believe that this improvement in sales of 300mm products reflected an increase in market share as well as higher sales of 300mm process products related to the transition to smaller advanced technology nodes.

A decline in gross profit of $8.8 million, reflecting an unfavorable sales mix and higher manufacturing expenses, and higher engineering, development and research (ER&D) costs ~~on new products~~ of $0.5 million, accounted for the year-over-year decline in the segment’s segment profit. The segment’s manufacturing operations experienced lower levels of factory utilization in 2011, particularly in the second half of the year, compared to a year earlier, when the recovery underway in the semiconductor industry led to historically high levels of factory absorption. ER&D expenses included higher expenditures related to ME’s products associated with the semiconductor industry’s transition to advanced technology nodes and advanced lithography applications.

Other ME operating expenses in 2011 were relatively flat when compared to the year-ago amounts.

S.E.C. Comment #2.

Your disclosure on page 53 indicates that your source of available funds includes cash and equivalents of $273.6 million at December 31, 2011. In future filings please expand your liquidity disclosures to discuss the locations of your cash balances to the extent that material amounts are located outside of the United States.

Entegris Response to S.E.C. Comment # 2:

In future filings on Form 10-K the Company will expand its liquidity disclosures to discuss the locations of its cash balances to the extent that material amounts are located outside of the United States.

S.E.C. Comment #3.

We note your disclosure on page 52 that under the terms of your revolving credit facility you are restricted from making capital expenditures in excess of $60 million during any fiscal year. However, we note that in your earnings call for the fourth quarter of 2011 you state that you anticipate capital expenditures of approximately $70 million in 2012. Please advise us as to the amount you plan to spend in 2012 and whether you anticipate that you will be limited in the amount of your capital expenditures given the restriction in revolving credit facility. In addition, in future filings, please disclose your material commitments for capital expenditures as of the latest fiscal period. See Item 303(a)(2)(1) of regulation S-K.

Mr. John Cash, Branch Chief

Securities and Exchange Commission

June 12, 2012

Entegris Response to S.E.C. Comment # 3:

Under its latest forecast of capital expenditures, the Company plans to spend approximately $70-75 million in 2012. Despite the restriction in its revolving credit facility, the Company does not anticipate that it will be limited in the amount of its capital expenditures. The Company notes that it has sufficient liquidity to fund the capital expenditures without the use of the revolving credit facility, but acknowledges that an amendment of, or waiver to, the revolving credit facility agreement will be required to maintain that source of liquidity. The Company is confident that an amendment to the revolving credit facility agreement can be secured from its lenders.

In addition, in future filings on Form 10-K, the Company will disclose its material commitments for capital expenditures as of the latest fiscal period.

S.E.C. Comment #4.

Please confirm, if true, that your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Entegris Response to S.E.C. Comment # 4:

The Company confirms that, based on management’s evaluation (with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO)), as of December 31, 2011, its CEO and CFO have concluded that the disclosure controls and procedures (as those terms are defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) used by the Company, were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms, and is accumulated and communicated to management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

S.E.C. Comment #5.

We note that you have operating leases for certain sales offices and manufacturing facilities, manufacturing equipment, vehicles, information technology equipment and warehouse space. Please tell us how you evaluated the requirements of ASC Topic 840-10-25-14. In this regard, please explain whether these leases contain nonperformance related default covenants, material adverse change clauses, cross-default provision or subjective default provisions, and if so, how you evaluated such covenants and provisions.

Entegris Response to S.E.C. Comment #5:

The Company reviews its leases, when significant, to ensure that they are properly classified as operating or capital leases. As part of that review, the Company determines if the lease agreements contain provisions that may require the lessee to purchase the leased asset or make another payment if the Company is in default on such provisions. Based on its review,

Mr. John Cash, Branch Chief

Securities and Exchange Commission

June 12, 2012

management concluded that the default covenants of the Company’s significant leases are customary and objectively determinable, do not contain nonperformance related default covenants, material adverse change clauses, cross-default provision or subjective default provisions, and meet the conditions of ASC 840-10-25-14 which lists four conditions that must be satisfied for default provisions not to potentially affect lease classification.

If any of the four conditions are not met, the maximum amount that the Company could be required to pay under the default provision would be included in the calculation of minimum lease payments used for the determination of lease classification.

S.E.C. Comment #6.

We note your disclosure beginning on page six which describe the various types of products within each of your segments. In future filings please disclose the amount of revenue by product as required by ASC Topic 280-10-50-40.

Entegris Response to S.E.C. Comment #6:

ASC 280-10-50-40 requires registrants to report the revenues from external customers for each product or each group of similar products if the registrant’s segments are not reported in that manner unless it is impracticable to do so. ASC 280-10-50-40 does not define either “similar” products or “impractical”. Therefore the determination of whether two or more products are similar and can be combined for the purposes of the entity-wide disclosures depends on the facts and circumstances of the particular entity and products in question. Please be advised that the disclosure starting on page 6 of the Company’s Form 10-K for the year ended December 31, 2011 was intended only as a general characterization of the types of products offered by the business units within each of the Company’s three reporting segments. The Company offers a broad range of diverse products focused on many different applications and performing distinct functions in the markets we serve, these products are represented by approximately 15,000 different catalog numbers, some of these products are similar but many of them are dissimilar. The Company’s interpretation of the word “impractical” as used in ASC 280-10-50-40 includes both the practicality of collecting the revenue information as well as whether the information would provide meaningful disclosure for investors. In this context, the Company was also informed by the provisions of Regulation S-K, Item 101(c)(1)(i) which requires disclosure of total revenue contributed by any class of similar products that accounted for ten percent or more of consolidated revenue, which we read as a standard for meaningful disclosure. The types of products included in each of the groupings described on pages 6-9 of the Company’s Form 10-K for the year ended December 31, 2011 are not, in management’s judgment, sufficiently similar that they should be grouped together for revenue reporting purposes under the requirements of ASC 280-10-50-40. For example, liquid filtration products vary greatly as to polymeric composition, configuration, technology, pricing and market dynamics depending on the filtration application for which they are used. In the preparation of the disclosure on pages 6-9 of the Company’s Form 10-K for the year ended December 31, 2011, management has concluded that when the products alluded to are properly classified as similar products in terms of materials, configuration, technology, pricing and market dynamics for the application that they serve, none of such similar products accounted for as much as 10% of consolidated revenue.

Mr. John Cash, Branch Chief

Securities and Exchange Commission

June 12, 2012

In future filings on Form 10-K, the Company will continue to evaluate its products for similarity in accordance with the foregoing and where management concludes that the revenue accounted for by products properly classified as similar meets the appropriate threshold, will disclose the amount of revenue accounted for by such similar products in accordance with ASC 280-10-50-40.

S.E.C. Comment #7.

We note your disclosure on page 39 which indicates that you have four asset groups for which there are identifiable cash flows and your disclosures here indicating that you have three reportable segments. Please tell us what your operating segments are and if you have aggregated any operating segments into reportable segment please tell us how you determined this was appropriate. Refer to ASC Topic 280-10-50.

Entegris Response to S.E.C. Comment #7:

The Company has three operating and reportable segments: Contamination Control Solutions (CCS), Microenvironments (ME), and Specialty Materials (SMD).

•	CCS: provides a wide range of products and subsystems that purify, monitor and deliver critical liquids and gases used in the semiconductor manufacturing process.

•	ME: provides products that protect wafers, reticles and electronic components at various stages of transport, processing and storage related to semiconductor manufacturing.

•

SMD: provides specialized graphite components used in semiconductor equipment and offers low-temperature, plasma-enhanced chemical vapor deposition coatings of critical components of semiconductor manufacturing equipment used in various stages of the manufacturing process as well as graphite and silicon graphite for certain critical industrial markets.

These operating segments provide unique products and services, are separately managed and have separate financial information evaluated regularly by the Company’s chief operating decision maker in determining resource allocation and assessing performance. Accordingly, the Company has not aggregated any operating segments into a reportable segment.

The Company’s SMD segment includes two components (or asset groups) as defined by ASC 350-20-35-34, which states:

A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.

This determination was made in connection with the Company’s testing for impairment of long-lived assets and accounts for the four asset groups noted on page 39 of the Company’s Form 10-K for the year ended December 31, 2011.

S.E.C. Comment #8.

Please revise future filings to reconcile segment profit/loss to consolidated income before income taxes, extraordinary items, and discontinued operations. Please refer to ASC Topic 280-10-50-30.

Mr. John Cash, Branch Chief

Securities and Exchange Commission

June 12, 2012

Entegris Response to S.E.C. Comment #8:

The Company will revise its future filings on Form 10-K to reconcile segment profit/loss to consolidated income before income taxes, extraordinary items, and discontinued operations as per ASC Topic 280-10-50-30.

Please be advised that the Company hereby confirms the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on our understanding of the requests made in your comments and on our responses and undertakings concerning future disclosures in this letter, we do not anticipate amending any past filings, but we will make the enhanced disclosures discussed in this letter in future filings as appropriate.

Very truly yours,

ENTEGRIS, INC.

/s/ Gregory B. Graves
By: Gregory B. Graves
Executive Vice President & Chief Financial Officer